UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AgEagle Aerial Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00848K 101

(CUSIP Number)

Bret Chilcott

c/o AgEagle Aerial Systems Inc.

117 S. 4th Street

Neodesha, Kansas 66757

(620) 325-6363

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 00848K 101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Bret Chilcott
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,875,321
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,875,321
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,875,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.4% (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based on 9,886,305 shares of common stock outstanding as reported in AgEagle Aerial System Inc.’s (formerly EnerJex Resources, Inc.) Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2018.

CUSIP No. 00848K 101	13D	Page 3 of 5 Pages

Item 1.         Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of AgEagle Aerial Systems Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 117 S. 4th Street, Neodesha, Kansas 66757.

Item 2.         Identity and Background.

(a)       This Schedule 13D is filed by Bret Chilcott (“Mr. Chilcott” or the “Reporting Person”), as a shareholder of the Company.

(b)       The business address and principal office of the Reporting Person is 117 S. 4th Street, Neodesha, Kansas 66757.

(c)       Mr. Chilcott is the Chief Executive Officer, President, Secretary and a Director of the Company.

(d)       During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)       During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Chilcott is a citizen of the United States.

Item 3.         Source and Amount of Funds and Other Consideration.

On March 26, 2018, the Company, formerly known as EnerJex Resources, Inc. (“EnerJex”), consummated the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated October 19, 2017, pursuant to which AgEagle Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of EnerJex, merged with and into AgEagle Aerial Systems, Inc., a privately held company organized under the laws of the state of Nevada (“AgEagle Sub”), with AgEagle Sub surviving as a wholly-owned subsidiary of EnerJex (the “Merger”). Each share of common stock issued and outstanding and underlying options and warrants of AgEagle Sub outstanding immediately prior to the Merger was exchanged for 1.66 shares of Company common stock. In connection with the Merger, EnerJex changed its name to AgEagle Aerial Systems Inc. and AgEagle Sub changed its name to “Eagle Aerial Systems, Inc.” The Company’s common stock will continue to trade on the NYSE American under its new symbol “UAVS” commencing on March 27, 2018. As a result of the Merger, through AgEagle Sub, the Company is now engaged in the business of designing, developing, producing, distributing and supporting technologically-advanced small unmanned aerial vehicles (UAVs or drones) that it supplies to the precision agriculture industry. The Reporting Person acquired his shares of Common Stock in exchange for the AgEagle Sub shares pursuant to the Merger Agreement.

CUSIP No. 00848K 101	13D	Page 4 of 5 Pages

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2017 and is incorporated herein by reference.

Item 4.         Purpose of Transaction.

The purpose of the Merger was for the Company to obtain 100% ownership of AgEagle Sub, and for the AgEagle Sub shareholders, inclusive of the Reporting Person, to obtain an approximately 67% controlling interest in the Company.

As of the date of this Schedule 13D, other than Mr. Chilcott’s activities as a member of the board of directors of the Company, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.         Interest in Securities of the Company.

(a)       The Reporting Person beneficially owns an aggregate of 5,875,321 shares of Common Stock, representing approximately 59.4% of the total issued and outstanding shares of Common Stock.

(b)       The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of an aggregate of 5,875,321 shares of Common Stock.

(c)       Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the past sixty (60) days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

CUSIP No. 00848K 101	13D	Page 5 of 5 Pages

(e)       Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.         Materials to be Filed as Exhibits.

Exhibit No.:	Title:

2.1	Agreement and Plan of Merger by and among EnerJex Resources, Inc., AgEagle Merger Sub, Inc., AgEagle Aerial Systems, Inc., and Bret Chilcott dated October 19, 2017 (incorporated herein by reference as Exhibit 2.1 to the Form 8-K filed on October 20, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 5, 2018

By:	/s/ Bret Chilcott
Name:	Bret Chilcott